As filed with the Securities and Exchange Commission on April 28, 1998
               Registration No. 333-_______
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549



                                                     FORM S-3
                                              REGISTRATION STATEMENT
                                                       Under
                                            The Securities Act of 1933



                                               FREDERICK BREWING CO.
                             (Name of registrant as specified in its charter)

                  Maryland                                    52-1769647
         (State or Jurisdiction of                           (IRS Employer
       incorporation or organization)                    Identification No.)


          4607 Wedgewood Boulevard                        Kevin E. Brannon
          Frederick, Maryland 21703                4607 Wedgewood Boulevard
               (301) 694-7899                        Frederick, Maryland 21703
          Facsimile (301) 694-2971                          (301) 694-7899
(Address, including zip code, and telephone number, including area code (Name, address, including zip code, and of Registrant's principal executive offices)
telephone number, including area code, of      agent for service)
                                                     COPY TO:
                                                  Jehu Hand, Esq.
                                                    Hand & Hand
                                     24901 Dana Point Harbor Drive, Suite 200
                                           Dana Point, California 92629
                                                  (714) 489-2400
                                             Facsimile (714) 489-0034

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

         If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plan, please check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:
[ ]



                                          CALCULATION OF REGISTRATION FEE

                                                            Proposed Maximum     Proposed Maximum
     Title of Each Class of                  Amount to       Offering Price          Aggregate         Amount of
   Securities to be Registered             Be Registered      Per Share(1)        Offering Price   Registration Fee

Common Stock issuable upon
  conversion of Series E
  Convertible Preferred Stock(2).......    1,852,633              $2.375         $    4,400,003      $ 1,180.00
Common Stock offered by
  selling shareholder(3)...............       50,526              $2.375         $      120,000      $    35.40
Total(4)(5)............................    1,903,159                             $    4,520,003      $ 1,215.40


(1)    Estimated solely for purposes of calculating the registration fee.
(2)    Includes  4,000,000  shares  estimated to be issuable upon  conversion of
       3,000 shares ($3,000,000 aggregate principal amount) of Series E Convertible Preferred Stock convertible at 75% of the closing bid price of the Common Stock averaged over the five trading days prior to the date of conversion (plus 10% additional shares issuable pursuant to adjustment provisions of the Preferred Stock). The conversion price of $1.78125 per share is based upon the closing bid price of the Common Stock on April 17, 1998. The maximum offering price per share is based upon the closing price of the Common Stock on April 17, 1998, or $2.375 since it is higher than the estimated conversion price per share of the Series E Convertible Preferred Stock (in accordance with Rule 457(g)).
(3) Includes 120,000 shares issued in connection with the placement of the Series E Convertible Preferred Stock.
(4) Includes in each case reoffers of the Common Stock offered hereby and shares issuable pursuant to antidilution provisions pursuant to
       Rule 416.
(5)    Paid herewith.


       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION
PROSPECTUS
                                               FREDERICK BREWING CO.
                                         1,903,159 Shares of Common Stock
                                                ($.00004 par value)

         The estimated 1,903,159 shares (the "Shares") of Common Stock, par value $.00004 per share (the "Common Stock") of Frederick Brewing Co., a Maryland corporation (the "Company") are being registered by the Company and include an estimated 1,852,633 shares issuable upon conversion of $3,000,000 in principal amount of Series E Convertible Preferred Stock (the "Series E Preferred"), and 50,526 shares already outstanding. The Company will not receive any proceeds from the sale of Common Stock by the selling stockholders (the "Selling Stockholders"). See "Selling Stockholders." The expenses of the offering, estimated at $20,000, will be paid by the Company.

         The Common Stock currently trades on NASDAQ under the symbol "BLUE" On April 17, 1998, the last sale price of the Common Stock as reported on NASDAQ was $2.375 per share.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
            COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE
                   ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                            REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                    PURCHASE OF THESE SECURITIES INVOLVES RISKS.
 See "Risk Factors" on page 3.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


























                                  The date of this Prospectus is April ___, 1998

         No person has been authorized in connection with this offering to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities covered by this Prospectus in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such state or jurisdiction. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                                              ADDITIONAL INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, as well as proxy statements and other information filed by the Company with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at 7 World Trade Center, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549, during regular business hours. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers such as the Company that file electronically with the Commission at http://www.sec.gov.

         This Prospectus incorporates by reference the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, as amended by Form 10-K/A, its Current Report on Form 8-K dated January 29, 1998, as amended by Form 8-K/A filed on April 20, 1998, the description of securities included in the Company's Registration Statement on Form 8-A, File No. 0-27800, and all other documents subsequently filed by the Company pursuant to Section 13(a), 13(c) or 14 of the Exchange Act prior to the termination of the offering made hereby. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference. The Company will provide, without charge upon oral or written request of any person, a copy of any information incorporated by reference herein. Such request should be directed to the Company at 4607 Wedgewood Boulevard, Frederick, Maryland 21703, telephone (301) 694-7899.

                                                  INDEMNIFICATION

         Pursuant to the Company's Articles of Incorporation, as amended, the Company may indemnify each of its directors and officers with respect to all liability and loss suffered and reasonable expense incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director of the Company. In addition, the Company may pay the reasonable expenses of indemnified directors and officers incurred in defending such proceedings if the indemnified party agrees to repay all amounts advanced should it be ultimately determined that such person is not entitled to indemnification.

         In addition, as permitted by the Maryland General Corporation Law, the Company's Articles of Incorporation provides that the Company's directors will not be held personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the Maryland General Corporation Law. This provision does not eliminate the duty of care, and injunctive or other forms of non-monetary equitable relief will remain available under Maryland law. In addition, each director continues to be liable for monetary damages for (i) misappropriation of any corporate opportunity in violation of the director's duties, (ii) acts or omissions in bad faith or involving intentional dishonesty, (iii) knowing violations of law, and (iv) any transaction from which a director derives an improper personal benefit. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws of state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                                PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety.


                                                    The Company

         The Company's principal executive offices are located at 4607 Wedgewood Boulevard, Frederick, Maryland 21703. Its telephone number is (301) 694-7899 and its fax number is (301) 694-2971.

                                                   The Offering

Securities Offered:......................................  An estimated 1,903,159 shares of Common Stock,
                                                           $.00004 par value per share, including an estimated
                                                           1,852,633 shares issuable upon conversion of 3,000
                                                           shares of Series E Preferred Stock at a conversion price
                                                           per share of Preferred Stock equal to 75% of the average
                                                           closing bid price of the Common Stock on the five
                                                           trading days prior to conversion (or an estimated
                                                           $1.78125 per share, plus 10% additional late filing
                                                           shares), and 50,526 shares currently outstanding as of
                                                           the date of this prospectus.

Common Stock Outstanding(1) Before Offering:.............  6,706,602(1) shares

Common Stock Outstanding After Offering:.................  8,605,761 shares

NASDAQ symbol............................................  BLUE

(1) Based on shares outstanding as of March 12, 1998. Does not include 50,526 shares offered hereby which were not yet issued as of March 12, 1998.

                                                   Risk Factors

         Investment in the Shares offered hereby involves a high degree of risk, including the limited operating history of the Company and competition. Investors should carefully consider the various risk factors before investing in the Shares. This Prospectus contains forward looking statements which may involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." See "Risk Factors."

                                                RECENT DEVELOPMENTS

         On January 29, 1998, the Company completed its acquisition of Wild Goose Brewery, Inc. ("WGB") in a merger of WGB with and into FBC Acquisition Corporation ("FAC"), a newly created wholly owned subsidiary of the Company established for that purpose. FAC, which changed its name to Wild Goose Brewery, Inc. upon completion of the acquisition, will continue as an operating subsidiary of the Company.

         The underlying assets acquired included brewing and packaging equipment, inventories of packaging materials, ingredients and finished goods, intellectual property, pre-paid expenses, cash and accounts receivables. The liabilities assumed included accounts payable, accrued liabilities and a note payable to First Union National Bank. The purchase price for the acquisition, which was negotiated between the Company and WGB, consists of the issuance of 1,127,122 shares of Company common stock, and the retirement of WGB debt in an amount of approximately $535,000. The Company utilized cash from a recently completed private placement of 3,000 shares of its Series E Preferred Stock at $1,000 per share to retire the WGB secured debt. The Company has accounted for the acquisition as a purchase and has preliminarily allocated the purchase price to the assets acquired based on an estimate of their respective fair values.

         The Agreement and Plan of Reorganization, dated December 15, 1997 ("acquisition agreement"), by and among the Company, FAC and WGB, pursuant to which the merger was effected, is attached as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference. The above summary of the acquisition agreement is qualified in its entirety by reference to such acquisition agreement.

         Prior to the date of the acquisition and subsequent thereto, WGB was and is engaged in the business of craft brewing as a microbrewery, which operations were conducted out of its facility at Cambridge, Maryland prior to the acquisition and at the Company's facility in Frederick, Maryland thereafter. The Company intends to sell the brewing and packaging equipment acquired in the acquisition to third parties. In addition, the Company currently is negotiating a termination of WGB's Cambridge, Maryland brewing facility and intends to abandon the leasehold improvements related thereto.

         Prior to the closing of this transaction, there was no material relationship between the Company and WGB or its affiliates.

         The Company also completed an asset purchase from Brimstone Brewing Company ("BBC"), Baltimore, Maryland, on January 15, 1998. The purchase price consisted solely of Company common stock, and the assets purchased consisted primarily of BBC's intellectual property and inventory. The asset purchase was not related to the merger described above and was not considered significant to the Company.

                                                   RISK FACTORS

         The shares of Common Stock offered hereby are highly speculative and involve a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby. The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

         Limited Operating History; Past and Possible Future Operating Losses. The Company was founded in March 1992 and has operated at a loss for each year since such date. As of December 31, 1997, the cumulative loss since inception was $11,063,190. The Company's limited operating history makes the prediction of future sales and operating results difficult. Accordingly, although the Company has experienced sales growth, such growth should not be considered indicative of future sales growth, if any, or of future operating results. There can be no assurance that the Company's sales will grow or be sustained in future periods or that the Company will become or remain profitable in any future period. Due to the expenses involved in the expansion of the Company's operations in connection with the completion of the new brewery (including increased overhead, depreciation, marketing and salaries and its plan to increase production to 50,000 barrels per year), the Company does not expect to operate profitably until at least calendar 1999.

         Lack of Liquidity; Inadequate Working Capital; Default in Financial Covenants. The Company has, in the last twenty months spent a significant amount of working capital on machinery and equipment and on salaries and benefits and advertising, all in connection with the completion of the Company's new brewery, the expansion of its brewing capacity and its attempts to increase demand for its products. In addition, growth in sales has not been sufficient to fund such expenditures. As a consequence thereof, the Company has been required to obtain, by the sale of its securities, additional working capital for the hiring and training of administrative and sales personnel and the payment of certain promotional, marketing and advertising expenses in connection with the commencement of full production at the new brewery which occurred in March 1997. While the Company believes that it has adequate working capital through March 31, 1999, it does not have and does not anticipate obtaining in the foreseeable future a working line of credit. As a consequence, there can be no assurance that the Company will not experience a lack of liquidity or working capital during fiscal 1998 and beyond.

         For the fourth quarter of 1997 ended December 31, 1997, the Company's loan and financing agreements with First Union National Bank (the "Bank"), as successor to Signet Bank, for a $1,500,000 equipment loan and a $3,000,000 loan to Blue II, LLC for the brewery land and building required that the Company's ratio of cash flow to debt service for the quarter equal 1.5:1 or greater. The Company was unable to meet this ratio requirement and as a result was required to obtain a one-time waiver thereof from the Bank. Subsequent to year end, for both the $1,500,000 loan and $3,000,000 Blue II loan the Bank has waived compliance with the cash flow to debt service covenant for the calendar quarters ending March 31, 1998, June 30, 1998 and September 30, 1998. The bank has also modified this covenant for the calendar quarter ending December 31, 1998 and for each quarter thereafter whereby the Company must maintain a cash flow to debt service ratio of 1.0 to 1. In addition, the bank modified the current ratio covenant whereby the Company must maintain a ratio of current assets to current liabilities of 1.0 to 1 as of calendar quarter March 31, 1998 and each calendar quarter thereafter. The Company anticipates it will be able to comply with these modified covenants. In exchange for these covenant modifications, the maturity date on the loans was revised to April 1, 1999, the interest rate increased to the prime rate plus 1.25% for the Company's loan and the prime rate plus 1.5% for the Blue II loan, was required to pay a loan modification fee of $25,000 payable in two installments of $10,000 and $15,000 on June 30, 1998 and September 30, 1998, respectively, be responsible for all fees and expenses incurred by the bank in connection with preparation of the modification and use its best efforts to obtain replacement financing.

         In February 1997, the bank declared that a material adverse change, primarily caused by a $340,000 overrun in equipment purchases as compared to the original budget, had occurred in the Company's business and declared the Company's notes payable in default. The bank agreed, under a forbearance agreement, dated February 27, 1997, to waive its rights under the events of default and to fund the Company with additional advances of $250,000 under the bridge loan. In connection with this forbearance agreement, the Company committed to the issuance of certain shares of Series A Preferred Stock, to maintain specified levels of accounts receivable at certain measurement dates, and to pay to the bank the proceeds obtained from the sale of the equipment at the old brewery. Further, in connection with the forbearance agreement, the bridge loan was personally guaranteed by both the Chief Executive Officer and the President of the Company. Additionally, the Company issued warrants to the bank to purchase 5,750 shares of the Company's common stock for no consideration as a fee for the forbearance agreement. While management is confidant that no further defaults will take place, no assurances can be given as to such result, and any future failure to renegotiate or refinance the debt could make the Company unable to continue its business.

         In connection with the construction of the new brewery and the purchase of brewing and other equipment, the Maryland Economic Development Corporation issued $4,500,000 in taxable economic development bonds on July 19, 1996, including $1,500,000 borrowed by the Company to purchase brewery equipment for the new brewery (the "FBC Facility") and $3,000,000 loaned to a partnership controlled by affiliates of the Company to construct the brewery (the "Blue II Facility"), and the Company borrowed an additional $969,000 from Signet Bank in a Bridge Loan (which it refinanced with an SBA loan in April 1997). On January 22, 1997, Signet declared the Bridge Loan in default and on February 3, 1997 advised the Company that it was in default with respect to the FBC Facility. The primary causes of these alleged defaults were (a) cost overruns of $340,000, in the construction of the new brewery; and (b) a $250,000 deficiency between the amount of the FBC Facility and the cost of the new equipment. On February 27, 1997 the Company entered into two Forbearance Agreements with Signet. The terms of the Forbearance Agreement with respect to the Blue II Facility were complied with (including the issuance of 630 shares of Series A Preferred to the general contractor of the brewery building) and all defaults were cured by March 27, 1997 and September 30, 1997; the Forbearance Agreement with respect to the FBC facility required that the Company maintain Eligible Accounts Receivable (as defined) of not less than $100,000 until March 31, 1997 and $200,000 thereafter, tested twice monthly; and required the personal guaranty of the Chief Executive Officer and the President. Furthermore, the FBC Facility and the Blue II Facility imposed additional restrictive covenants which the Company did not comply with as of December 31, 1996 (for which it obtained a waiver from Signet), nor as to December 31, 1997, as discussed above. There can be no assurance that the Company will not incur additional defaults under the Bridge Loan, the Blue II Facility, or the FBC Facility. If such defaults occur and are not waived by the Bank, as successor to Signet, it would have a material adverse effect upon the Company. On April 24, 1997, the Company closed a $1.0 million loan with the United States Small Business Administration ("SBA"). The proceeds of this loan were used to pay the principal balance of the Company's bridge loan with Signet Bank which was incurred for the purchase of brewing and packaging equipment for the Company's new facility. The loan has a twenty year term and a fixed interest rate of 7.368%.

         Ability to Successfully Integrate Operations of WGB, Assets of BBC and Other Acquisition Candidates. The integration of WGB and BBC involve a number of risks, including, but not limited to, diversion of management's attention, assimilation of the operations and personnel of WGB and BBC. The successful operation of an acquired business will require communication and cooperation in product development and marketing among management and other key personnel. Given the inherent difficulties involved in completing a major business combination, there can be no assurance that such cooperation will occur or that integration of the respective businesses will be successful and will not result in disruption of the Company's business. In addition, there can be no assurance that the Company will realize any of the anticipated benefits of the acquisition and asset purchase. To the extent the Company is unsuccessful in integrating WGB and BBC, or the operations or assets of any future acquisition candidate, the Company would be materially adversely affected. There are, as of the date of this Prospectus, no agreements, arrangements or understandings between the Company and any party relating to any potential acquisition.

         Possible Need for Additional Financing. The Company's planned expansion of its operations with respect to its current and planned products and those of WGB and BBC (including increased overhead, depreciation, marketing and salaries) combined with the Company's lack of liquidity may require that the Company obtain additional debt or equity financing for these or other general corporate purposes. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms favorable to the Company, or at all, or if obtained, there can be no assurance that such debt or equity financing will be sufficient for the financing needs of the Company.

         Heavy Dependence on Wholesale Distributors. The Company distributes its products only through independent wholesale distributors for resale to retailers such as liquor and wine and beer stores, restaurants, taverns, pubs, bars and sporting arenas. Accordingly, the Company is dependent upon these wholesale distributors to sell the Company's beers and to assist the Company in creating demand for, and promoting market acceptance of, the Company's products and providing adequate service to its retail customers. There can be no assurance that the Company's wholesale distributors will devote the resources necessary to provide effective sales and promotion support to the Company.

         Dependence on Major Customers. Sales to The Kronheim Co., Inc., Baltimore, Maryland ("Kronheim"), the Company's largest wholesale distributor, represented 37.6%, 51.4%, and 35.7% of the Company's revenues in 1997, 1996 and 1995, respectively. The Company expects sales to its largest wholesale distributor to continue to represent a significant portion of its sales in the near term. The Company believes that its future growth and success will continue to depend in large part upon the significant wholesale distributor, but such dependence should decrease as the Company expands its market area.

         No Assurance of Continued Wholesale Distributor Support. If Kronheim or any other significant wholesale distributor were to discontinue selling, or decrease the level of orders for, the Company's products, the Company's business would be adversely affected in the areas serviced by such wholesale distributors until the Company retained replacements. There can be no assurance however that the Company would be able to replace a significant wholesale distributor in a timely manner or at all in the event it were to discontinue selling the Company's products. In addition, there is always a risk that the Company's wholesale distributors will give higher priority to the products of other beverage companies, including products directly competitive to the Company's beers, thus reducing their efforts to sell the Company's products. The risk is exacerbated by the fact that many of the Company's wholesale distributors (not including Kronheim) are reliant on the beers of one of the major domestic beer producers for a large percentage of their revenues and, therefore, may be influenced by such producer. The Company's distributors are not contractually committed to make future purchases and therefore could discontinue carrying the Company's products in favor of a competitor's product or another beverage at any time or for any reason.

         If any of the Company's significant wholesale distributors were to experience financial difficulties, or otherwise become unable or unwilling to promote or sell the Company's products, the Company's results of operations would be adversely affected. Many of the Company's distribution agreements (other than its agreement with Kronheim which does not specify such a date) permit their termination upon 90 days' prior notice. The Company's ability to terminate poorly performing distributors may be hindered by laws that restrict the Company's right to terminate the services of its wholesale distributors. There can be no assurance that the Company will be able to attract reliable, effective new distributors in markets it will enter as a result of its planned geographic expansion or that the Company's business will not be adversely affected by the loss or declining performance of any of its current or future wholesale distributors.

         Intense and Increasing Competition. The Company competes in the specialty or craft beer segment of the domestic beer market. The principal competitive factors affecting the market for the Company's beers include product quality and taste, distribution capabilities, brand recognition, packaging and price. There can be no assurance that the Company will be able to compete successfully against current and future competitors based on these and other factors. The Company competes with a variety of domestic and international brewers, many of whom have substantially greater financial, production, distribution and marketing resources and have achieved a higher level of brand recognition than the Company.

         The Company anticipates increased competition in the specialty beer segment from the major domestic brewers such as Anheuser-Busch Companies, Inc. ("Anheuser-Busch"), Miller Brewing Co. ("Miller") and Adolph Coors Co. ("Coors"), each of whom has introduced and is marketing fuller flavored beers designed to compete directly in the specialty beer segment. These large domestic brewers dominate the overall domestic beer market and the Company expects that certain of these companies, with their superior financial resources and established distribution networks, will continue to seek further participation in the specialty beer segment through the acquisition of equity positions in, or the formation of distribution alliances with, smaller craft brewers (such as Anheuser-Busch's equity position in, and distribution agreement with, Redhook Ale Brewery, Incorporated).

         The Company also faces and will face increasing competition from import specialty beer companies such as Heineken N.V., Bass PLC and Guinness PLC and existing domestic specialty and contract brewers such as The Boston Beer Company, Inc., Pete's Brewing Co., Redhook Ale Brewery, Incorporated, Sierra Nevada Brewing Co. and Anchor Brewing Co., as well as the regional specialty brewers and local microbreweries in the markets where the Company distributes its beers. Recent growth in the sales of specialty beers is expected to result in increased competition in the segment, including a continuing proliferation of microbrewers and efforts by micro and regional brewers to expand their production capacity, marketing expenditures and geographical distribution areas. Increased competition could result in price reductions, reduced profit margins and loss of market share, all of which would have a material adverse effect on the Company's financial condition and results of operations.

         The Company's products also compete generally with other alcoholic beverages, including products offered in other segments of the beer industry and low-or-no-alcohol products. The Company competes with other beer and beverage companies not only for consumer acceptance and loyalty but also for shelf and tap space in retail establishments and for marketing focus by the Company's wholesale distributors and their customers, all of which also distribute and sell other beers and alcoholic beverage products. Finally, there can be no assurance that the recent growth in consumer demand for craft beers will continue, or even if such growth continues, that consumers will choose the Company's beers.

         Potential Fluctuations in Quarterly Results. The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as fixed and semi-variable operating costs during periods when the Company's brewery is producing below maximum designed production capacity, professional fees and expenses relating to the Company's planned expansion, increased competition, fluctuations in the price of ingredients or packaging materials, seasonality of sales of the Company's beers, general economic factors, trends in consumer preferences, regulatory developments, including changes in excise and other tax rates, changes in the sales mix between kegs and bottles, changes in average selling prices or market acceptance of the Company's beers, increases in packaging and marketing costs associated with initial production of new products and variations in shipping and transportation costs.

         The Company's operating results may be significantly impacted in the future by, among other things, the timing of new product announcements by the Company or its competitors, the impact of increasing average federal and state excise tax as sales volume increases, the timing of new advertising and promotional campaigns by the Company and other expansion activities engaged in by the Company. The Company's expense levels are based, in part, on its expectations of future sales levels. If sales levels are below expectations, operating results are likely to be materially adversely affected, In particular, because the Company operates its own production facility, a significant portion of its overhead is fixed and cannot be reduced for short-term adjustments such as sales below management's expectations, and an excess of production capacity could therefore have a significant negative impact on the Company's operating results. However, the Company has historically operated with little or no backlog. The absence of backlog increases the difficulty of predicting sales and operating results. In addition, the Company's decision to undertake an investor relations and media advertising campaign in 1997 could substantially increase the Company's expenses in a particular quarter, while any increase in sales from such advertising may be realized in subsequent periods.

         Based upon the risks of potential fluctuations in quarterly results discussed above and seasonality and the unpredictability of demand, discussed below, the Company believes that quarterly sales and operating results are likely to vary significantly in the future and that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is possible that in some future quarter the Company's revenues or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected.

         Sales Fluctuations Due to Seasonality. The Company's wholesale distributors have historically experienced higher sales in the second and fourth quarters of the calendar year due to increased consumption of the Company's beers during periods of warmer weather and from Halloween through New Year's Day. Although the Company has not yet experienced sales fluctuations due to seasonality because the Company has continued to expand its wholesale distribution network over the past three years, fluctuations in the Company's sales due to seasonality may become evident in the future as the Company's sales increase.

         No Assurance of Geographic Expansion. While the Company has recently expanded its distribution network and now sells in approximately 31 states, sales in Maryland accounted for over 54% of the Company's sales in 1997. The Company's continued growth depends upon its ability to expand sales in these and other new regions. There can be no assurance that the Company's efforts to expand sales in new regions will be successful or that such expansion can be accomplished on a profitable basis. The Company's timely and successful expansion of sales will depend on a number of factors, including competition, the continued promotion and sale of the Company's products by suitable local wholesale distributors, the retention of skilled sales and other personnel, the ability to adapt management and other operational systems to accommodate increased volume, the success of advertising and promotion campaigns, and other factors, some of which are beyond the control of the Company. Furthermore, consumer tastes vary by region and there can be no assurance that consumers located in new geographic regions will be receptive to the Company's beers. The Company believes that consumer demand for its products is greater in certain areas than others due to demographic, economic and other factors. The Company's efforts to increase sales by further penetrating market areas may be limited by such factors. The inability of the Company to expand sales in a timely manner would have a material adverse effect on the Company's operating results and financial condition.

         Dependence on Recently Introduced Beers. A substantial portion of the Company's revenues for the year ended December 31, 1997, as well as those of WGB and BBC, were generated by sales of beer styles marketed for one year or less. There can be no assurance that such styles of beer will continue to achieve market acceptance. A decline in the demand for such beer styles as a result of competition, changes in consumer tastes and preferences, government regulation or other factors could have a material adverse effect on the Company's operating results and financial condition. In addition, there can be no assurance that the Company will be successful in developing, introducing and marketing additional new beers that will sustain sales growth in the future.

         Limited Product Line. The sale of a limited number of styles of beers has accounted for substantially all of the Company's revenues since inception. The Company currently offers thirteen styles of beer year-around and usually one seasonal brew during any part of the year. The Company believes that the sale of these beers will continue to account for a significant portion of the Company's sales for the foreseeable future. Therefore, the Company's future operating results, particularly in the near term, are significantly dependent upon the continued market acceptance of these products. There can be no assurance that the Company's beers will continue to achieve market acceptance. A decline in the demand for any of the Company's beers as a result of competition, changes in consumer tastes and preferences, government regulation or other factors would have a material adverse effect on the Company's operating results and financial condition. In addition, there can be no assurance that the Company will be successful in developing, introducing and marketing additional new beers that will sustain sales growth in the future.

         No Assurance of Future Ability to Satisfy Changing Consumer Preferences. The craft beet market is highly competitive and characterized by changing consumer preferences and continuous introduction of new products. The Company intends to introduce new products from time to time to maintain wholesale distributor and retailer interest and appeal to varying consumer preferences and to create consumer demand. The Company believes that its future growth will depend, in part, on its ability to anticipate changes in consumer preferences or to create consumer demand and develop and introduce, in a timely manner, new beers that adequately address such changes. There can be no assurance that the Company will be successful in developing, introducing and marketing new products on a timely basis. If the Company is unable to introduce new products or if the Company's new products such as Hempen Ale are not successful, the Company's sales may be adversely affected as customers seek competitive products. In addition, the introduction of new products by the Company could result in reduction of sales of the Company's existing beers, requiring the Company to manage carefully product introductions in order to minimize disruption in sales of existing products. There can be no assurance that the introduction of new product offering by the Company will not cause wholesale distributors, retailers and consumers to reduce purchases or consumption of existing Company products. Such reduction of purchases or consumption could have a material adverse effect on the Company's operating results and financial condition.

         No Assurance of Future Consumer Demand for Craft Beer. The craft beer segment of the domestic beer market has grown dramatically over the past decade. The Company believes that one factor in such growth has been consumer demand for more flavorful beers offered in a wider variety of styles. No assurance can be given, however, that consumer demand for craft beers will continue in the future. The Company's success also depends upon a number of factors related to the level of discretionary consumer spending, including the general state of the economy, federal and state tax laws and consumer confidence in future economic conditions. Changes in consumer spending can affect both the quantity and the price of the Company's products and may therefore affect the Company's operating results. For example, reduced consumer confidence and spending may result in reduced demand for the Company's products, limitations on its ability to increase or maintain prices and increases in required levels of selling, advertising and promotional expenses.

         No Assurance of Future Satisfaction of Demand. The production schedule for the Company's beers is based on forecasts of the Company's sales in general and the rate of sales of each of the Company's styles of beer. The Company currently has the flexibility to modify short-term production schedules and is currently able, on a short-term basis, to satisfy fully most changes in demand for its product. The ability of the Company to estimate demand may be less precise during periods of rapid growth or with respect to new products. The failure of the Company to accurately forecast its sales could lead to inventory shortages or surpluses that could adversely affect results of operations and lead to further fluctuations in quarterly operating results. The Company's production volume for the year ended December 31, 1997 was 17,300 barrels, an increase of 58.6%, compared to 10,910 barrels in the year ended December 31, 1996. This increase occurred despite a halt in production in March 1997 necessitated by the Company's move to its new brewery plant. The increased demand for the Company's product, coupled with a delay in receiving new packaging equipment and packaging equipment malfunctions in the three months ended June 30, 1997, resulted in the Company's inability to meet demand for its products in the first two quarters of 1997, until June 1997. There can be no assurance that the Company will be able to meet demand for its products, that sales will not be adversely affected nor that demand will continue to increase. A prolonged inability to meet demand for its products could lead to a loss of
customers,   impair  the  Company's   expansion   plans  and  invite   increased
competition.

         Dependence on Certain Suppliers. The Company purchases from, and is dependent upon, its suppliers for certain agricultural ingredients and packaging materials used in the Company's products. Although to date the Company has been able to obtain adequate supplies of these ingredients and materials in a timely manner from existing sources and has changed suppliers from time to time with minimal disruption, if the Company were unable to obtain sufficient quantities of ingredients and materials, delays or reductions in product shipments could occur which would have a material adverse effect on the Company's financial condition and results of operations. To date, the Company has not experienced material difficulties in obtaining timely delivery from its suppliers. Although the Company believes that there are alternative sources available for its raw materials, there can be no assurance that the Company will be able to acquire these products from other sources on a timely or cost-effective basis if current suppliers are unable to supply them. In 1996, the Company experienced a significant increase in the price of its ingredients and packaging materials. Except for suppliers who provide glass bottles and corrugated cardboard cartons, the Company does not have long-term purchase contracts with its suppliers. The loss of a material supplier could materially adversely affect the Company's results of operations and financial condition if there were a delay in shipments from the alternative suppliers.

         The Company also is dependent upon an adequate supply of hemp seeds, which is a key ingredient in the Company's "Hempen Ale" brand. The hemp seeds are obtained from a supplier located in China and accordingly, the Company's supply of such seeds also is subject to disruption by economic, international trade and government instability, as well as civic unrest, in the region. Further, world-wide demand for hemp seeds is growing. The Company's inability to qualify an alternative source of hemp seeds may in the future have a significant adverse impact on the Company if a material disruption of the Company's hemp seed supply occurs.

         As with most agricultural products, the supply and price of raw materials used to produce the Company's beers can be affected by a number of factors beyond the control of the Company such as frosts, droughts, other weather conditions, economic factors affecting growing decisions, various plant diseases and pests. To the extent that any of the foregoing affects the ingredients used to produce the Company's beers, the Company's results of operations would be materially and adversely affected. In addition, the Company keeps only approximately a 30 day supply of hops and a seven day supply of malt on its premises. Moreover, its purchases are limited to pre-packaged quantities, rather than in bulk. Therefore, the Company is highly dependent upon the ability of its suppliers to deliver its ingredients in a timely fashion. Such delivery, which is by truck, is dependent upon certain factors beyond the control of the Company, including but not limited to weather and labor relations. The Company's operations are dependent upon its ability to accurately forecast its need for ingredients. Any failure by the Company to accurately forecast its requirements of raw materials could result in the Company either being unable to meet higher than anticipated demand for its products or producing excess inventory, either of which may adversely affect the Company's results of operations.

         Ability to Manage Growth. The Company has experienced rapid growth that has resulted in new and increased responsibilities for management personnel which has challenged and continues to challenge the Company's management, operating and financial systems and resources. To compete effectively and manage future growth, if any, the Company will be required to continue to implement and improve its operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees could have a material adverse effect on the Company's operating results and financial condition.

         No Assurance of Ability to Protect Intellectual Property Rights. The Company considers its trademarks and pending trademarks, particularly the "Blue Ridge" brand names, proprietary beer recipes and the design of product packaging, advertising and promotional design and art work (the "Intellectual Property"), as well as the recently acquired Intellectual Property of WGB and BBC, to be of considerable value and critical to its business. The Company relies on a combination of trade secret, copyright and trademark laws, non-disclosure, non-competition and other arrangements to protect its proprietary rights. In this regard, the Company has obtained trademark protection for its "Blue Ridge" brands in 1997 from the U.S. Patent and Trademark Office.

         Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or obtain and use information that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to obtain the legal protection sought or will prevent misappropriation of such information and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products with taste and other qualities similar to the Company's products.

         Risk of Third Party Claims of Patent Infringement. While the Company believes that its Intellectual Property does not infringe upon the proprietary rights of third parties, there can be no assurance that the Company will not receive future communications from third parties asserting that the Company's Intellectual Property infringes, or may infringe, upon the proprietary rights of third parties. The potential for such claims will increase as the Company increases distribution in recently entered and new geographic areas. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of management's attention, cause product distribution delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms economical or acceptable to the Company or at all. In the event of a successful claim of infringement against the Company and failure or inability of the Company to license the infringed or similar proprietary information, the Company's operating results and financial condition could be materially adversely affected.

         Dependence on Key Personnel. The Company's success depends to a significant degree upon the continuing contributions of, and on its ability to attract and retain, qualified management, sales, production and marketing personnel, particularly Kevin E. Brannon, Chairman of the Board and Chief Executive Officer, Marjorie A. McGinnis, President, Les Harper, Chief Financial Officer, Steven T. Nordahl, Vice President - Brewing Operations and Patrick N. Helsel, Vice President - Sales, (collectively, the "FBC officers") as well as, James Lutz, President of WGB and Marc Tewey, President of BBC. The Company entered into employment agreements with each of the FBC officers in 1996, except with respect to Mr. Harper, and with Messrs. Lutz and Tewey in 1998, and, with the exception of the employment agreement of Mr. O'Connor, all such agreements continue to be current and in effect. Prior to their employment by the Company, none of FBC officers had prior experience in the beer industry or significant business experience. The competition for qualified personnel is intense and the loss of any of such persons as well as the failure to recruit additional key personnel in a timely manner, could adversely affect the Company. There can be no assurance that the Company will be able to continue to attract and retain qualified management and sales personnel for the development of its business. Failure to attract and retain key personnel could have a material adverse effect on the Company's operating results and financial condition.

         Operating Hazards; No Assurance of Adequate Insurance. The Company's operations are subject to certain hazards and liability risks faced by all brewers, such as bottle flaws or potential contamination of ingredients or products by bacteria or other external agents that may be accidentally or wrongfully introduced into products or packaging. The Company's products are not pasteurized and require careful product rotation to prevent spoilage. However, neither spoiled beer nor the bacteria introduced in the brewing process is known to be harmful to human health. The Company runs periodic diagnostic tests on all of its products to assure that they meet Company quality control guidelines and comply with federal and state regulatory requirements. While the Company has not experienced a serious contamination problem in its products, the occurrence of such a problem could result in a costly product recall and serious damage to the Company's reputation for product quality. The Company's operations are also subject to certain injury and liability risks normally associated with the operation and possible malfunction of brewing and packaging equipment. Although the Company maintains insurance against certain risks under various general liability and product liability insurance policies, there can be no assurance that the Company's insurance will be adequate.

         Government Regulation. The Company's business is highly regulated by federal, state and local laws and regulations. The Company must comply with extensive laws and regulations regarding such matters as state and regulatory approval and licensing requirements, trade and pricing practices, permitted and required labeling, advertising, promotion and marketing practices, relationships with distributors and related matters. For example, federal and state regulators require warning labels and signage on the Company's products. The Company believes that it has obtained all regulatory permits and licenses necessary to operate its business in the states where the

Company's products are currently being distributed. Failure on the part of the Company to comply with federal, state or local regulations could result in the loss or revocation or suspension of the Company's licenses, permits or approvals and accordingly could have a material adverse effect on the Company's business. In addition, changes to federal and state excise taxes on beer production, federal, state and local environmental regulations, including laws relating to packaging and waste discharge, or any other laws or regulations which affect the Company's products could have a material adverse effect on the Company's results of operations. The federal government and each of the states levy excise tax of $18.00 per barrel on every barrel of beer produced for consumption in the United States by each brewing company with annual production of over 2,000,000 barrels. The federal excise tax for brewing companies with annual production under 2,000,000 barrels is $7.00 per barrel on all barrels up to the first 60,000 barrels produced and $18.00 per barrel for each barrel produced in excess of 60,000. Any increase in the excise tax for small brewers could have a material adverse effect on the Company's operating results and financial condition.

         Public Attitudes Toward Alcohol Consumption. In recent years, there has been an increase in the level of health-consciousness in the United States and considerable debate has occurred concerning alcohol-related social problems, such as alcoholism and drunk driving. In addition, a number of anti-alcohol groups are advocating increased governmental action on a variety of fronts unfavorable to the beer industry, including the legislation of new labeling or packaging requirements and restrictions on advertising and promotion that could adversely affect the sale of the Company's products. Restrictions on the sale and consumption of beer or increases in the retail cost of beer due to increased governmental regulations, taxes or otherwise, could materially and adversely affect the Company's financial condition and results of operations.

         Concentration of Ownership by Management. As of March 12, 1998, the executive officers and directors of the Company on that date beneficially owned approximately 9.3% of the Common Stock. Although the percentage of such beneficial ownership will decrease as a result of the BBC asset purchase and the acquisition of WGB, these stockholders will be able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

         Antitakeover Provisions in the Company's Corporate Documents. The Company's Board of Directors has the authority to issue to up 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), of the Company including the 1,848 shares of Series A Preferred Stock, the 3,750 shares of Series B Preferred and 2,100 shares of Series C Preferred, 1,045 shares of Series D Preferred and 3,000 shares of Series E Preferred which have been issued to date and to determine the price, rights, preferences, privileges and restrictions thereof, including voting rights, without any further vote or action by the Company's stockholders. The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company's Board may similarly issue additional shares of Common Stock without any further vote or action by stockholders. Such an issuance could occur in the context of another public or private offering of shares of Common stock or Preferred Stock or in a situation where the Common or Preferred Stock is used to acquire the assets or stock of another company. The issuance of Common or Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company. The
Company has no current plans to issue any additional shares of Common or Preferred Stock other than as described herein. See "Description of Securities."

         Moreover, the Restated and Amended Articles of Incorporation ("Articles") and Restated and Amended Bylaws ("Bylaws") of the Company contain certain provisions which, among other things, maintain a "staggered" Board of Directors, limit the personal liability of, and provide indemnification for, the directors of the Company, require that stockholders comply with certain requirements before they can nominate someone for director or submit a proposal before a meeting of stockholders, prohibit the ability of stockholders to call special meetings of stockholders, limit the ability of stockholders to act by written consent and require a supermajority vote of stockholders in the event that a "related person" (as defined) attempts to engage in a business combination with the Company.

         Common Stock Equivalents. As of March 12, 1998, the Company had 13,239,665 shares of common stock issued and outstanding or reserved for later issuance, an increase of 7,045,124 over the 1,954,876 common shares outstanding as of December 31, 1996. The Company has issued virtually all of the 9,000,00 common shares it is currently authorized to issue. The increase in common shares outstanding or reserved is the result of 2,754 shares issued upon the conversion of Series A Preferred Stock, 2,474,286 shares issued upon the conversion of Series B Preferred Stock, and 2,671,089 shares issued upon the conversion of Series C and D Preferred Stock, 1,127,122 shares reserved for issuance to the former shareholders of Wild Goose Brewery Inc. in consideration of the acquisition of its equity securities. In addition, there are approximately 829 shares of Series C and 218 Shares of Series D Convertible Preferred Stock outstanding. The holders of 657 shares have given notice of their intent to convert these preferred shares in to approximately 1,138,412 common shares as soon as the Company is legally authorized to issue more common shares. Also outstanding are 1,828 shares of Series A Convertible Preferred Stock which are immediately convertible into 245,461 shares of common stock, and the Series E Preferred Stock, which is convertible into Common Stock as set forth herein. An increase in the number of shares of Common Stock (or Common Stock equivalents) outstanding will have a negative effect on the Company's per share ratios, including earnings per share, which could negatively impact the market for the Company's Common Stock and the price of the Common Stock in the market. The Company has scheduled an annual meeting of its stockholders on May 14, 1998 to obtain approval for an increase in the authorized common stock from 9 million shares to 19 million shares. There can be no assurance that the increase in authorized common stock will be approved by stockholders. If the increase in authorized common shares is not approved the holders of outstanding Preferred Stock, including Series E Preferred Stock will be unable to convert into common stock, which would likely lead to litigation.

         Limitations on Liability of Management. The Company has adopted provisions in its Articles that eliminate to the fullest extent permissible under Maryland law the liability of its directors for monetary damages except to the extent that it is proved that the director actually received an improper benefit or profit in money, property or services or the director's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. While it may limit stockholder actions against the directors of the Company for various acts of misfeasance, the provision is designed to ensure that the ability of the Company's directors to exercise their best business judgment in managing the Company's affairs, subject to their continuing fiduciary duties to the Company and its stockholders, is not unreasonably impeded by exposure to potentially high personal costs or other uncertainties of litigation.

         Indemnification of Management. The Company's Articles, consistent with Maryland law, provide that the Company will indemnify and advance expenses to any director, officer, employee or agent of the Company who is, or is threatened to be made, a party to any action, suit or proceeding. Such indemnification would cover the cost of attorney's fees as well as any judgment, fine or amounts paid in settlement of such action provided that the indemnified party meets certain standards of conduct necessary for indemnification under applicable law. Such indemnity may or may not be covered by officer and director liability insurance and could result in an expense to the Company even if such person is not successful in the action. This provision is designed to protect such persons against the costs of litigation which may result from his or her actions on behalf of the Company.

                                       SELECTED FINANCIAL AND OPERATING DATA

         The following selected financial and operating data should be read in conjunction with the Company's financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-KSB (the "Annual Report") and Form 10-KSB/A, incorporated by reference herein. The balance sheet data and statement of operations data as of and for the years ended December 31, 1997 and 1996, incorporated by reference herein, are derived from financial statements of the Company that have been audited by Coopers & Lybrand L.L.P., independent accountants. The balance sheet data and statement of operations data as of and for the years ended December 31, 1995, 1994, and 1993 are derived from financial statements of the Company that are not included in the Annual Report. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report.

                                                                           Year Ended December 31,

                                            1997         1996         1995          1994         1993


                                                              (In thousands, except per share and barrel data)
     Statement of Operations Data:
     Sales                                $    3,287   $    1,872   $     1,832  $     1,186  $       106
     Excise taxes,
      returns and allowances                     209          152            87           59            4
     Cost of sales                             2,838        1,743         1,253          847           89
     Gross profit (loss)                         240         (23)           492          280           13
     Selling, general and
       administrative expenses                      4,622        1,990         831          485          259
     Loss on assets to be disposed                   --          641           --           --            --

                                          $
     Loss from operations                    (4,382)      (2,654)         (339)        (205)        (246)
     Interest (expense), net                   (140)           29          (79)         (52)         (11)
     Other income (expense)                      159                         42            5          (1)

                                          $
     Loss before income taxes                          (4,363)      (2,625)      (376)        (252)         (258)
     Provision for income taxes                                                  (17)         (17)          --
                                          $

     Net loss                                (4,363)   $  (2,625)   $     (359)  $     (269)  $     (258)

     Preferred Stock
       Dividend Requirements              $  (3,612)           --            --           --           --


     Net Loss attributable
     to Common Stockholders               $  (7,975)   $       --   $        --  $        --  $        --


     Basic and diluted earnings per Common Share:

        Net Loss before Preferred
         Stock dividend requirements      $   (1.59)   $   (1.45)   $     (.30)  $     (.24)  $      (29)



        Preferred Stock dividend
         requirements                         (1.32)           --            --           --           --
                                          ---------    ----------   -----------  -----------  -----------

        Net Loss per Common Share             (2.91)       (1.45)         (.30)        (.24)        (.29)

                                          $

     Weighted average Common Share
     (basic and diluted)(1)                    2,742        1,805         1,205        1,122          887

                                          $

     Operating Data (In Barrels)(2):
     Barrels sold                         $   17,300   $   10,910   $    10,031  $     6,436  $       660
     Net sales per barrel sold               $189.99      $162.32       $173.96      $175.11      $154.55
     Gross profit per barrel sold             $25.99       $2.47         $49.05       $43.51       $19.70

                                                                         As of December 31,


                                            1997         1996          1995         1994         1993


     Balance Sheet Data:
     Working Capital (deficit)            $    2,373   $     (36)   $    (199)   $      (53)  $         5
     Total assets                         $   13,401   $    4,766   $    1,659   $     1,316  $       723
     Long-term debt, net of
       current portion                    $    2,209   $    1,631   $      374   $       481  $       315
     Stockholders' equity                 $    7,268   $    1,823   $      581   $       394  $       323

(1) See Note 2 of the Notes to the Financial Statements in the Annual Report and Note 4 of the Notes to the Financial Statements in the September 1997
10-QSB for an explanation of shares used in computing net loss per share.

(2) A barrel is equivalent to 31 gallons, two domestic kegs or 13.8 cases of twenty-four 12 ounce bottles of beer. All barrels sold data is as of the end of period.

                                           MARKET PRICE OF COMMON STOCK

         The Company's Common Stock has been listed on the Automated Quotation System of the National Association of Securities Dealers, Inc. (NASDAQ) Small-Cap Market under the symbol "BLUE" since March 11, 1996. As of April 18, 1998 the last sale price as reported on NASDAQ was $2.3/8.

         The following table sets forth the high and low bid prices for the Common Stock as reported on NASDAQ for each quarter since March 11, 1996, the closing date of the Company's initial public offering, for the periods indicated. Such information reflects inter dealer prices without retail mark-up, mark down or commissions and may not represent actual transactions.

                  Quarter Ended                        High                 Low
                  -------------                        ----                 ---
                  March 31, 1996                       7-1/4               5-1/4
                  June 30, 1996                        5-3/4               4-7/8
                  September 30, 1996                   5-1/4               4-1/4
                  December 31, 1996                    5-1/8               3-7/8
                  March 31, 1997                       4-5/8               4-1/8
                  June 30, 1997                        4-5/8               2-3/4
                  September 30, 1997                  2-11/16              2
                  December 31, 1997                   2-7/16             1-15/16
                  March 31, 1998                      2 15/16              13/16

                  The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

                  As of March 31, 1998, there were approximately 5,000 record holders of Company Common Stock.

                                               SELLING STOCKHOLDERS

         The  shares of  Common  Stock of the  Company  offered  by the  Selling
Stockholders (the "Shares") will be offered at market prices, as reflected on NASDAQ. The shares include 50,526 shares currently outstanding as well as shares being offered by the holders upon conversion of the Series E Preferred. The aggregate number of shares offered for resale upon conversion of the Series E Preferred will be based on the conversion rate in effect at the time of conversion. It is anticipated that Selling Stockholders will sell their shares of Common Stock on NASDAQ in which case registered broker-dealers will be allowed the commissions which are usual and customary in open market transactions. Selling Stockholders may also sell their shares of Common Stock in off-the-market transactions at market price in which case no commissions would be paid.

         The number of shares of Common Stock estimated to be issuable upon conversion of each of the 3,000 shares of Series E Preferred, and the consequent number of shares of Common Stock available for resale under this Prospectus, is based upon a conversion ratio which is $1,000 divided by 75% of the closing bid price of the Common Stock on NASDAQ averaged over the five trading days immediately prior to the date of conversion. The number of shares in the table below is based upon a rate of $1.78125, or approximately 561.40 shares of Common Stock per share of Series E Preferred, plus 56.14 additional shares of Common Stock per share of Series E Preferred since the Registration Statement of which this Prospectus is a part was not filed and declared effective with certain time parameters. The Selling Stockholders do not own any Common Stock except as registered hereby and will own no shares after the completion of the offering. The relationship, if any, between the Company and any Selling Stockholder is set forth below.

                                                                                                  Percent of
                                                            Number of                            Common Stock
                                                            Series E         Number of              Before
       Name                                             Preferred Shares   Common Shares           Offering

Bronia, GmbH                                                       750          463,158              6.5%
Dora Fried                                                         250          154,386              2.3%
Guilherme Duque                                                    150           92,632              1.4%
Paril Holding                                                      200          123,509              1.8%
Augustine Fund, LP                                                 250          154,386              2.3%
Carl Riggi                                                          50           30,877                 *
Balmore Fund, SA                                                   500          308,772              4.4%
Austost Anstalt Schaan                                             500          308,272              4.4%
Earth Sciences Employee Pension Trust                               25           13,439                 *
Russell Kraus                                                       25           15,439                 *
World Capital Funding(1)                                           300          235,789              3.2%
                                                         -------------    -------------        ----------
     TOTALS                                                      3,000        1,903,159             22.1%
*less than 1%

(1)      Includes 50,526 shares of Common Stock already outstanding.

                                             DESCRIPTION OF SECURITIES
Common Stock

         The Company's Articles of Incorporation authorizes the issuance of 9,000,000 shares of Common Stock, $.00004 par value per share, of which 6,706,602 shares were outstanding as of March 12, 1998. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

         The transfer agent for the Common Stock is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Preferred Stock

         The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock, $.01 par value, of which 1,828 shares of Series A Preferred, no shares of Series B Preferred, 829 shares of Series C Preferred, 218 shares of Series D and 3,000 shares of Series E Preferred are outstanding. The Preferred Stock is convertible into shares of common stock (see "Selling Stockholders" and "Risk Factors - Common Stock Equivalents"). The holders of Series A Preferred are senior to the Common Stock with respect to dividend rights and are entitled to a liquidation preference of $500 per share. The annual dividend rate for the Series A Preferred is $40.00 per share per annum, and the annual dividend rate for the Series C, Series D and Series E Preferred is $80.00 per share, when, as and if declared by the Company's Board of Directors. If not declared, dividends will accumulate and be payable in the future. Full dividends must be paid or set aside on the Series A, Series C, Series D and Series E Preferred Stock before dividends may be paid or set aside on the Company's Common Stock. All dividend payments will be subordinated to the Company's debt obligations, and will be subject to the prior approval of Signet and the Company's other future lenders. Signet has stated that it will not permit dividends to be paid on the Series A Preferred Stock in 1997. The Company has the option to pay dividends on the Series C, Series D and Series E Preferred by the issuance of Common Stock valued at the then effective conversion rate of the Series C, Series D and Series E Preferred Stock. The holders of Series B, Series C, Series D and Series E Preferred have a liquidation preference of $1,000 per share over the Common Stock and the Series A Preferred. Dividends on the Series B Preferred may be declared and paid if, when and to the extent determined from time to time by the Company's Board of Directors, provided that such dividends shall be declared with respect to the Series B Preferred Stock on par with dividends declared with respect to the Company's Common Stock. The Company does not expect to declare or pay such dividends in the foreseeable future. The Company may issue additional preferred stock in the future. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

         The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the Common Stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's Common Stock or any other series of preferred stock which the Company may issue. The Board of Directors may issue additional preferred stock in future financings.

         The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Maryland law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                                                   LEGAL MATTERS

         The legality of the Shares offered hereby will be passed upon for the Company by Hand & Hand, a law corporation, Dana Point, California.

                                                      EXPERTS

         The financial statements of the Company as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996, incorporated by reference in this Prospectus from the Annual Report on Form 10-KSB and Form 10-KSB/A, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

         No dealer, salesman or other person is authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation to an offer to buy the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.



                                                 TABLE OF CONTENTS
                                                  Page
Additional Information......................       2
Prospectus Summary..........................       3
Risk Factors................................       6
Market Price of Common Stock................       8
Selling Stockholders........................      10
Description of Securities...................      10
Legal Matters...............................      11
Experts.....................................      11

 1,903,159 SHARES









































                                               FREDERICK BREWING CO.
                                                      PART II
Item 14.   Other Expenses of Issuance and Distribution.

           Filing fee under the Securities Act of 1933          $   1,215.40
           Blue Sky qualification fees and expenses(1)              1,000.00
           Printing and engraving(1)                                2,000.00
           Legal Fees                                              10,000.00
           Accounting Fees                                          6,800.00
           Miscellaneous(1)                                           784.60

           TOTAL                                                 $ 20,000.00
                                                                 ==========

(1)      Estimates

Item 15.    Indemnification of Directors and Officers.

            Frederick Brewing is a Maryland corporation. Section 2-405.1(c) of the Maryland General Corporation Law (the "MGCL") states:

                   "(c) A person who performs his duties in accordance with the standard provided in this section shall have the immunity from liability described under Section 5-248 of the Courts and Judicial Proceedings Article."

            Section 5-348 of the Maryland Courts and Judicial Proceedings article states:

                   "A person who performs the duties of that person in accordance with the standard provided under SectionA2-405.1,of9the Corporations and Associations Article has no liability by reason of being or having been a director of a corporation."

            Section 2-418 of the MGCL states:

                   "(a) In this section the following words have the meaning indicated.

                        (1) "Director" means any person who is or was a director
                   of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.

                        (2)  "Corporation"  includes  any  domestic  or  foreign
                   predecessor   entity   of  a   corporation   in   a   merger,
                   consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

                        (3) "Expenses" include attorney's fees.

                        (4) "Official capacity" means the following:

                            (i)

 When used with respect to a director, the office of director in the corporation; and

                            (ii) When used with respect to a person other than a
                   director as contemplated in subsection (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

                            (iii) "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

                        (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

                        (6)  "Proceeding"  means  any  threatened,   pending  or
                   completed action, suit or proceeding, whether the civil, criminal, administrative, or investigative.

                   (b)(1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

          (i)The act or omission of the director was material to the matter giving rise to the proceeding; and

                            1.      Was committed in bad faith; or
               2.      Was the result of active and deliberate dishonesty; or

        (ii)    The director actually received an improper personal benefit in money, property, or services; or

                            (iii) In the case of any  criminal  proceeding,  the
                   director had reasonable cause to believe that the act or omission was unlawful.

                            (2)(i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

                            (ii) However, if the proceeding was one by or in the
                   right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

                            (3)(i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

                            (ii) The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet that standard of conduct.

                   (c) A director may not be indemnified under subsection (B) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that person benefit was improperly received.

                   (d)  Unless limited by the charter:

                        (1) A director who has been successful, on the merits or
                   otherwise, in the defense of any proceeding referred to in subsection (B) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.

                        (2) A court of appropriate jurisdiction upon application
                   of a director and such notice as the court shall require, may order indemnification in the following circumstances:

                            (i) If it  determines  a  director  is  entitled  to
                   reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

                            (ii) If it  determines  that the  director is fairly
                   and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.

                        (3) A court of appropriate  jurisdiction may be the same
                   court in which the proceeding involving the director's liability took place.

                   (e)(1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

                   (2)  Such determination shall be made:

                        (i) By the board of  directors  by a majority  vote of a
                   quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

                        (ii) By special legal  counsel  selected by the board of
                   directors or a committee of the board by vote as set forth in subparagraph (i) of this paragraph, or, if the requisite quorum of the full board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full board in which director who are parties may participate; or

                        (iii) By the stockholders.

                   (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.

                   (4)  Shares  held  by  directors   who  are  parties  to  the
                   proceeding may not be voted on the subject matter under this subsection.

                        (f)(1) Reasonable expenses incurred by a director who is
                   a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:

                            (i) A written  affirmation  by the  director  of the
                   director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

                            (ii) A  written  undertaking  by or on behalf of the
                   director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met,

                        (2) The  undertaking  required by  subparagraph  (ii) of
                   paragraph (1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

                        (3) Payments under this subsection shall be made as provided by the charter, bylaws, or contract or as specified in subsection (e) of this section.

                   (g) The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

                   (h) This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

                   (i)  For purposes of this section:

                        (1) The corporation  shall be deemed to have requested a
                   director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan;

                        (2) Excises taxes assessed on a director with respect to
                   an employee benefit plan pursuant to applicable law shall be deemed fines; and

                        (3) Action taken or omitted by the director with respect
                   to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

                   (j)  Unless limited by the charter:

                        (1) An officer of the  corporation  shall be indemnified
                   as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);

                        (2) A corporation may indemnify and advance  expenses to
                   an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

                        (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors or contract.

                        (k)(1) A corporation may purchase and maintain insurance
                   on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

                        (2)  A  corporation  may  provide  similar   protection,
                   including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

        (3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

                   (l) Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders' meeting or prior to the meeting."

            The Amended and Restated Articles of Incorporation ("Articles") of the Company also limit the liability of, and provide indemnification to, directors and officers of the Company. Article VIII of the Company's Article states:

            A. Limitation of Liability. No director who has performed his or her duties in accordance with the standard set forth in Section 2-405.1 of the MGCL (or any successor provision thereto) shall be personally liable to the Corporation or its stockholders for monetary damages for any act or omission by such director as a director; provided that a director's liability shall not be limited or eliminated to the extent that: (i) it is proved that the director actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (ii) a judgment or other final adjudication adverse to the director in entered in a proceeding based on a finding in the proceeding that the director's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. No amendment to or repeal of this Article VIII.A. shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

            B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil,
criminal, administrative, arbitrative or investigative, by reason of the fact that such person is or was a director,
officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or employee
benefit plan, against liability and expenses (including court costs and attorney's fees), judgments, fines, excise taxes and amounts paid in satisfaction, settlement or compromise actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent authorized by Section 2-418 of the MGCL or any
successor provision thereto.

            C. Advancement of Expenses. Reasonable expenses incurred by a director, officer, employee or agent of the Corporation in defending a civil or criminal action, suit or proceeding describe din Article VIII.B. shall be paid by the Corporation in advance of the final disposition of such action, sui t or proceeding as authorized by the

Board of Directors only upon receipt of written affirmation by or on behalf of such person of his good faith belief that he has met the standard of conduct necessary for indemnification under relevant law and a written undertaking to repay such amount if it shall ultimately be determined that the person has not met that standard.

            D. Other Rights and Remedies.  The indemnification  provided by this
Article VIII shall not be deemed to exclude any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Corporation's Articles of Amendment, any insurance or other agreement, trust fund, letter of credit, surety bond, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person; provided that no indemnification shall be made to or on behalf of an individual if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action as adjudicated and (i) were committed in bad faith; or (ii) were the result of active and deliberate dishonesty; or (iii) the director actually received an improper personal benefit in money, property or services; or (iv) in the case of any criminal proceedings, the director had reasonable cause to believe that the act or omission was unlawful; provided, however, that a director who has been successful, on the merits or otherwise, in the defense of proceedings referred to under clauses (i) through (iv) above, may still be indemnified as to reasonable expenses actually incurred by such person in connection with the proceeding as to approved by a disinterested majority of the Board of Directors.

            E. Insurance. Upon resolution passed by the Board of Directors the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation,
or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or another enterprise or employee benefit plan, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or the MGCL.

            F. Modification. The duties of the Corporation to indemnify and to advance expenses to a director, officer, employee or agent provided in this Article VIII shall be in the nature of a contract between the Corporation
and each such director, officer, employee or agent and no amendment or repeal of any provision of this Article VIII
shall alter, to the detriment of such director, officer, employee or agent, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such
amendment or repeal.

            G. Proceedings Initiated by Indemnified Persons. Notwithstanding any other provision of this Article VIII, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated by (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a disinterested majority of the directors then in office."

                   Article X of the Company's Bylaws states:

                   "(a) A director of the Corporation shall not be personally liable for monetary damages for action taken, or any failure to take action, as a director, to the extent set forth in the Corporation's Amended and Restated Articles of Incorporation, which provisions are incorporated herein with the same affect as if they were set forth herein.

                   (b) The Corporation shall indemnify any person who is a director, officer, employee or agent of the Corporation to the extent set forth in the Corporation's Amended and Restated Articles of Incorporation, which provisions are incorporated herein with the same affect as if they were set forth herein."

            In addition, the Company intends to obtain a directors and officers liability insurance policy relating to certain actions or omissions which may be taken, or omitted to be taken, by the directors and officers of the Company, as well as a policy which insures against error and omissions in the offering documents relating to the offer and sale of the Common stock to the public.

Item 16.    Exhibits

            The Exhibits attached hereto are as follows:

            2
            3.1       Amended and Restated Articles of Incorporation(1)
            (i) Articles Supplementary with respect to Series A Convertible Preferred Stock;(2) (ii) Articles Supplementary with respect to Series B Convertible Preferred Stock;(2) (iii) Articles Supplementary with respect to Series C Convertible Preferred Stock;(3) (iv) Articles Supplementary with respect to Series D Convertible Preferred Stock;(4) (v) Articles Supplementary with respect to Series E Convertible Preferred Stock.(8)

            3.2       Amended and Restated Bylaws(5)
            4         Stock Certificate(5)
            5         Opinion of Hand & Hand(9)
            10        Material Contracts:
            (i) Stock Option Agreement dated April 15, 1993 between the Company, Edward D. Scott, Kevin
                      E. Brannon, and Marjorie McGinnis;(5)
            (ii)      Form of Shareholder Agreement;(5)
            (iii)     Form of Termination of Shareholder Agreement;(5)
            (iv) Employment Agreement dated December 9, 1995 between the Company and Kevin E. Brannon;(5)
            (v) Employment Agreement dated December 9, 1995 between the Company and Marjorie A.
                      McGinnis;(5)
            (vi) Employment Agreement dated December 9, 1995 between the Company and Steven T.
                      Nordahl;(5)
            (vii) Employment Agreement dated December 9, 1995 between the Company and Craig J.
                      O'Connor;(5)
            (viii) Employment Agreement dated February 20, 1993 between the Company and Steven
                      Tluszcz;(5)
            (ix) Lease Agreement dated February 15, 1994 between the Company and Carroll Creek LLC;(5) (x) Lease Agreement dated March 25, 1994 between the Company and Carroll Creek LLC;(2) (xi) Addendum to the Agreement of Lease dated March 30, 1995 between the Company and
                      Carroll Creek LLC;(5)
            (xii) Agreement of Lease dated January 21, 1993 between the Company, Kevin E. Brannon, and
                      South Carroll Street Partnership;(5)
            (xiii) Letter lease dated January 18, 1995 between the Company and Frederick Produce Company,
                      Inc;(5)
            (xiv)     Form of Distribution Agreement;(5)
            (xv) Letter from the Company dated October 30, 1993 to the Kronheim Company, Inc.;(5) (xv) Non-employee Directors Stock Option Plan;(5)
            (xvii) 1995 Stock Option Plan;(5)
           (xviii) Form of Promissory  Note dated various dates from the Company to certain stockholders;(5) (xix) Promissory Note dated June 18, 1994 between the Company and Dr. Nicholas Foris;(5) (xx) Promissory Note dated March 18, 1994 between the Company and Dr. Nicholas Foris;(5) (xxi) Contract Brewing Agreement dated December 12, 1995 by the Johnson Beer Company and the
                      Company;(5)
            (xxii) Promissory Note by the Company to FCNB Bank dated November 24, 1995 with a guarantee by Dr. Nicholas Foris;(5)
            (xxiii)   Agreement of Sale by and between the Company and SOPM
Limited Partnership dated
                      November 7, 1995;(5)
            (xxiv)    Assignment  and  Extension  of  Agreement  of  Sale by and
                      between the Company  and Blue II, LLC dated  December  19,
                      1995;(5)
            (xxv) Letter of Intent for Build-to-Suit Light Industrial Space by and between the Company and Blue
                      II, LLC dated December 21, 1995;(5)
            (xxvi) Resolutions adopted by the Maryland Industrial Development Financing Authority;(5) (xxvii) Letter dated January 30, 1996 from the Maryland Economic Development Corp.;(5)

            (xxviii) Letter dated January 30, 1996 from Ryan, Lee & Company, Inc.;(5) (xxix) Letter dated January 24, 1996 from the Mid-Atlantic Business Finance Co.;(5) (xxx) Letter from Signet Bank/Maryland dated January 16, 1996;(5) (xxxi) Loan and financing agreement between Blue II, MEDCO, Signet and the Company;(6) (xxxii) Promissory note;(6) (xxxiii) $3,000,000 Economic Development Revenue Bond;(6) (xxxiv) Construction contract between Blue II, Morgan Keller, Inc, and the Company;(6) (xxxv) Lease Agreement between Blue II, LLC and the Company;(6) (xxxvi) Loan and financing agreement between MEDCO, Signet and the Company;(6) (xxxvii) Promissory note;(6) (xxxviii) $1,500,000 Economic Development Revenue Bond;(6) (xxxix) Loan and security agreement -- $969,000 Bridge loan;(6)
            (xxxx) Promissory note -- bridge loan;(6) (xxxxi) Filler/capper equipment;(6) (xxxxii) Bottling line;(6) (xxxxiii) Mechanical and electrical work;(6) (xxxxiv) Phase I Industrial wastewater treatment;(6) (xxxxv) Bottle supply;(6) (xxxxvi) Interior fit out of new brewery office space;(6) (xxxxvii) Blue II Forbearance Agreement;(7) (xxxxviii) FBC Forbearance Agreement;(7) (xxxxix) Agreement and Plan of Reorganization by and among Frederick Brewing Co., FBC Acquisition
                      Corporation and Wild Goose Brewery, Inc. dated December
15, 1997;
            (l) Asset Purchase Agreement by and between Brimstone Brewing Company and Frederick
                      Brewing Co. dated December 15, 1997;(8)
            (li) Mutual and Reciprocal Final Release of all claims dated December 19, 1997;(8) (lii) Loan Modification Agreement by and among First Union National Bank, Blue II, LLC, Robert
                      Schuerholz, Nicholas P. Foris, Edward D. Scott, and
 Vishnampet S. Jayanthimath dated as of
                      March 30, 1997;(8)
            (liii) Loan Modification Agreement by and between First Union National Bank and Frederick
                      Brewing Co.;(8)
            (liv) Loan Agreement between U.S. Small Business Administration and the Company;(3)
         21 Subsidiaries of the Registrant -- None.
         23           Consent of Independent Accountants(9)
         99           Safe Harbor Under the Private Securities Litigation Reform
 Act of 1995(4)

----------------
(1) Incorporated by reference from Pre-effective Amendment No. 5 to the Form SB-2 filed with the SEC on March 5, 1996.

(2) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-25743.

(3) Incorporated by reference to exhibit 10(I) to the Company's Quarterly Report on Form 10-QSB for the Quarter Ended June 30, 1997.

(4) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-35655.

(5) Incorporated by reference from Form SB-2 filed with the SEC on December 12, 1995.

(6) Incorporated by reference from Form 10-QSB, Quarterly Report, filed with the SEC on June 30, 1996.

(7) Incorporated by reference from Form 8-K, Current Report, filed with the SEC on February 27, 1997.

(8) Incorporated by reference from Form 10-KSB, Annual Report for the year ended December 31, 1997.

(9)  Filed herewith.
 *   Management contract or compensatory plan or agreement.


Item 17. Undertakings.

         (a) The undersigned registrant hereby undertakes:

            (1)       To file,  during any  period in which  offers or sales are
                      being   made,   a   post-effective   amendment   to   this
                      registration statement:

                        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                        (iii) To include any material  information  with respect
                              to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                              Provided,  however,  that paragraphs (a)(1)(i) and
                              (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities offered at that time shall be deemed to be the initial bona fide offering thereof.

                   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            (i)    The undersigned registrant hereby undertakes that:

                   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                   (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Item 18.    Not Applicable.

                                                    SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Frederick, State of Maryland on April 27, 1998.

                                                      FREDERICK BREWING CO.



                                                      By: /s/ Kevin E. Brannon
                                                          Kevin E. Brannon
                                       Chairman and Chief Executive Officer


         The undersigned officer and/or director of Frederick Brewing Co., a Maryland corporation (the "Corporation"), hereby constitutes and appoints Kevin
E. Brannon and Les Harper, with full power of substitution and resubstitution, as attorney to sign for the undersigned in any and all capacities this Registration Statement and any and all amendments thereto, and any and all applications or other documents to be filed pertaining to this Registration
Statement with the Securities and Exchange Commission or with any states or other jurisdictions in which registration is necessary to provide for notice or sale of all or part of the securities to be registered pursuant to this Registration Statement and with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present. The undersigned hereby ratifies and confirms all that said attorney-in-fact and agent, or any of his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and incorporate such changes as any of the said attorneys-in-fact deems appropriate.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 27, 1998.


By:     /s/ Kevin E. Brannon          Chairman, and Chief Executive Officer
        Kevin E. Brannon             (principal executive officer) and Director

By:     /s/ Leslie P. Harper             Chief Financial Officer (principal
        Leslie P. Harper                   accounting and financial officer)

By:     /s/ Marjorie A. McGinnis                     Director and President
        Marjorie A. McGinnis

By:     /s/ Nicholas P. Foris, M.D.                       Director
        Nicholas P. Foris, M.D.

By:     /s/ Carl R. Hildebrand                                Director
        Carl R. Hildebrand

By:     /s/ Jerome M. Pool                                    Director
        Jerome M. Pool

By:     /s/ Maribeth Visco                      Secretary and Director
        Maribeth Visco